FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 109th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 3, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

[English Translation]

Half Year Report for the 109th Fiscal Year

From April 1, 2012 to September 30, 2012

To Our Shareholders,

As the new Group CEO since August, I would like to take this opportunity to apologize to all of our shareholders for the trouble caused by the insider trading incidents at Nomura Securities Co., Ltd. related to public stock offerings.

Rebuilding trust

In August 2012, Nomura Securities Co., Ltd. was subject to a business improvement order by Japan’s Financial Services Agency. We take this business improvement order very seriously and are currently enhancing our internal controls across the entire group. We are conducting training sessions for executives and employees and implementing a series of improvement measures to prevent similar incidents from occurring in the future.

A new Nomura

As we work to rebuild trust, Nomura is committed to realizing the social mission of the securities business of contributing to economic growth and the sustainable development of society. I intend to create a new Nomura by reaffirming our social responsibility as a financial services group in the capital markets and by encouraging a change in the mindset of all executives and employees through revising our organizational structure, including our personnel systems.

Asia’s global investment bank

Our clients’ needs are becoming increasingly diverse and sophisticated, and social change is progressing at a faster pace. In order to accurately detect these changes and flexibly adapt to them, we will focus our management resources on business areas where we can leverage our strengths in light of global economic trends and financial regulatory changes. Asia is poised to drive the global economy over the coming years, and we recognize the importance of our responsibility to contribute to the region’s growth. As such, we will further develop our global business model centering on our home market of Asia including Japan.

Placing clients at the heart of everything we do

The economic environment remains uncertain. The role of the securities business is to help clients solve issues they face, and I believe that the mission and importance of our business have become greater. We must fulfill both our role as a securities company and our social responsibility by facilitating the flow of funds in the economy and by contributing to social development and economic growth. It is essential that we be a trusted partner to our clients and a responsible corporate citizen. In other words, we must ensure that we are fit for the future by changing ourselves to adapt to social changes and our clients’ needs. We are fully committed to regaining the public’s trust by placing our clients at the heart of everything we do.

We look forward to your continued support.

Koji Nagai

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

November 2012

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2012 through September 30, 2012)

	(Billions of yen)
	Three months ended June 30, 2012	Three months ended September 30, 2012	Six months ended September 30, 2012

Net revenue	369.3	401.7	770.9

Income (loss) before income taxes	19.7	35.4	55.1

Net income (loss) attributable to NHI shareholders	1.9	2.8	4.7

Note: Rounded to the nearest hundred million yen.

Key Points

Despite the challenging environment, in the second quarter all divisions were profitable on a pretax basis, and Nomura Group reported its fourth consecutive quarter of profits on a pretax basis.

Dividends

In light of global trends in financial regulations and capital requirements, as well as our consolidated operating results, Nomura has declared a dividend of 2 yen per share to shareholders of record as of September 30, 2012.

*For further details on our financial results, please visit www.nomura.com

Retail

	(Billions of yen)
	Three months ended June 30, 2012	Three months ended September 30, 2012	Six months ended September 30, 2012

Net Revenue	82.7	80.8	163.5

Income (Loss) Before Income Taxes	12.2	11.0	23.2

•	Retail contributed to overall group profits, underpinned by a product offering matched to client needs and a continued focus on providing consulting-based services.

•	Investment trusts saw net inflows for the second consecutive quarter, and we expanded our client franchise the number of client accounts surpassing the 5 million mark at the end of September 2012.

Asset Management

	(Billions of yen)
	Three months ended June 30, 2012	Three months ended September 30, 2012	Six months ended September 30, 2012

Net Revenue	16.4	15.4	31.9

Income (Loss) Before Income Taxes	5.4	4.6	9.9

•	Delivered stable profits by offering products that meet the diverse needs of clients and by maintaining disciplined expense management.

•	The investment trust business booked inflows mainly into publicly offered stock investment trusts on the back of a solid product offering matched to client needs and continued sales support.

•	In the investment advisory business, Nomura won mandates for a wide-range of investment products, particularly from international clients.

Wholesale

	(Billions of yen)
	Three months ended June 30, 2012	Three months ended September 30, 2012	Six months ended September 30, 2012

Net Revenue	121.9	137.1	259.0

Income (Loss) Before Income Taxes	(8.6)	0.2	(8.4)

•	In the first quarter, results were unfavorable as the decline in liquidity in key markets and the contraction of revenue opportunities impacted the earnings in Equities and Investment Banking.

•	In the second quarter, the division returned to profitability as we booked higher quarter-on-quarter revenues in the Americas, EMEA, and Japan.

•	The Americas posted its highest quarterly revenues since the start of the US buildout.

Additional Cost Reductions

This September, we announced additional cost reductions of 1billion U.S. dollars. We aim to complete this cost reduction program by March 2014. In the second quarter, we booked a one-off charge related to headcount reduction.

Fixed Income

Fixed Income performed well throughout the first half. In terms of revenues, the second quarter was the strongest quarter in the last nine quarters, driven by all products and regions.

Equities

Client revenues declined due to subdued trading activity globally. We are reorganizing the Equities business, including migrating execution services in AEJ, EMEA, and Americas to Instinet1, a move which we announced in September.

Investment Banking

In the second quarter, ECM revenues increased, mainly in Japan and EMEA. We were involved in a number of high-profile M&A deals and we supported the financing needs of Asian issuers, as well as executed global transactions in Asian markets.

Medium-Term Management Target and Division Initiatives

Medium-Term Management Target

Nomura has set a medium-term target of achieving earnings per share of 50 yen by the end of March 2016, which translates into pretax income of approximately 250 billion yen2.

To achieve this target, we will further strengthen our Retail and Asset Management businesses in order to provide a stable earnings base. In Wholesale, our highest priority is to return our international operations to profit as we work to improve the division’s overall profitability.

Division Initiatives

Retail

We aim to earn the trust of our clients and grow our revenue base by enhancing our consulting-based services.

Our clients’ needs are becoming increasingly diverse and sophisticated. To further grow our franchise and improve client satisfaction, we have introduced the use of tablet PCs to help our salespeople respond to these requirements.

We will focus on further evolving our consulting-based services by providing high-quality products and services that meet the individual needs of our clients.

[1]	Instinet, a Nomura company, is a global agency-only broker that uses advanced IT capabilities to execute equity trading orders for institutional investors.
[2]	Effective tax rate differs by country so pretax income required to achieve EPS of Y50 may fluctuate depending on the regional breakdown of earnings.

Asset Management

We will grow the business by offering outstanding equity and fixed income products that deliver competitive investment performance.

In the investment trust business, we will offer a diverse range of investment opportunities to meet various investor needs and expand assets under management in existing products, while adhering to all investment trust-related regulations. To further expand the scope of the investment trust business, we will extend our product line-up and related service offerings to defined contribution pension plans.

In the investment advisory business, we will offer investment products that match the diverse needs of investors in Japan, and provide international investors, including pension and sovereign wealth funds, with competitive investment strategies, particularly in Asia, including Japan.

Through these initiatives, we will continue to aim to be an asset management company that is trusted by investors around the world by achieving stable and continued growth, as well as by contributing to Nomura’s group-wide earnings.

Wholesale

The challenging business environment is underscored by the current global economic slowdown, precipitated by the sovereign debt crisis in Europe, and the ongoing move to tighter financial regulations.

Under this environment, our immediate priority is to improve the profitability of our Wholesale division. To achieve this, we have positioned Asia including Japan as our home market and we are shifting to a global business model.

We are focusing on businesses in each region that offer synergies with other regions and divisions or are profitable on a stand-alone basis. At the same time, we are working to lower our break-even point to ensure Wholesale is profitable without relying on a market recovery.

Nomura has a long history in Asia. Over the years we have forged close relationships with a broad range of clients in the region. Based on these relationships and our client franchise in Japan, we will drive revenue growth via a globally linked business platform connected with our operations in EMEA and the Americas.

Disclaimers

•	This document is produced by Nomura. Copyright 2012 Nomura Holdings, Inc. All rights reserved.

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Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

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The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.